Exhibit 99.6

CERTIFICATE

John L. Sims

I, John L. Sims, AIPG Certified Professional Geologist, of Oakville, Ontario, do hereby certify that:

1.	I am responsible for the overall preparation of the Kupol Mine and Dvoinoye Mine, Russian Federation National Instrument 43-101 Technical Report effective date March 31, 2015 (the “Technical Report”).

2.
I am employed by, and carried out these assignments for Kinross Gold Corporation, whose address is at 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5, in the capacity as Vice President, Technical Services, Reserves and Resources.

3.	I am a graduate of the University of Montana with a B.Sc. Geology degree and have practiced my profession continuously since 1989.

4.	I am a member in good standing of the American Institute of Professional Geologists – Certification number CPG-10924.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the properties which are the subject of the Technical Report most recently in November, 2013.

7.	I am not independent of the parties involved in the transaction for which this report is required, as defined in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the properties that are the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED this 31st day of March, 2015.

Signed “John L. Sims”
John L. Sims